UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER: 001-36380

Google Inc.

(Exact name of registrant as specified in its charter)

1600 AMPHITHEATRE PARKWAY

MOUNTAIN VIEW, CA 94043

(650) 253-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

OPTIONS TO PURCHASE CLASS A COMMON STOCK

(Title of each class of securities covered by this Form)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS B COMMON STOCK, PAR VALUE $0.001 PER SHARE

CLASS C CAPITAL STOCK, PAR VALUE $0.001 PER SHARE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 12,201*

*Explanatory Note: Google Inc. (“Google”) is relying on the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided by Rule 12h-1(g) under the Exchange Act in order to terminate the registration under Section 12(g) of its options to purchase Class A common stock pursuant to the Form 8-A filed by Google on February 5, 2008 (File No. 000-50726).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Google Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 10, 2014	By:	/s/ CHRISTINE FLORES
	Name:	Christine Flores
	Title:	Assistant Secretary